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                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

I.   GENERAL IDENTIFYING INFORMATION

     1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

          [X]  Merger

          [ ]  Liquidation

          [ ]  Abandonment of Registration
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a Business Development Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund: AIM Special Opportunities Funds

     3.   Securities and Exchange Commission File No.: 811-08697

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [ ]  Initial Application   [X]  Amendment

     5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

          11 Greenway Plaza, Suite 100
          Houston, Texas 77046-1173

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Stephen Rimes, Esq.
          Invesco Aim Advisors, Inc.
          11 Greenway Plaza, Suite 100
          Houston, Texas 77046-1173
          (713) 214-1968

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     7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Invesco Aim Advisors, Inc.
          11 Greenway Plaza, Suite 100
          Houston, Texas 77046-1173
          (713) 626-1919

          NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

               [X]  Management company;

               [ ]  Unit investment trust; or

               [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

               [X]  Open-end   [ ]   Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

          The fund is organized as a Delaware statutory trust.

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Invesco Aim Advisors, Inc., the fund's investment adviser, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

          Invesco Aim Distributors, Inc., the fund's principal underwriter, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

          The fund is not a UIT.


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     14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

               [ ]  Yes   [X]  No

               If Yes, for each UIT state:

                    Name(s):

                    File No.: 811-____

                    Business Address: __________

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]  Yes   [ ]  No

               If Yes, state the date on which the board vote took place:
               November 8, 2006

               If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]  Yes   [ ]  No

               If Yes, state the date on which the shareholder vote took place:
               March 15, 2007

               If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

               [X]  Yes   [ ]  No

          (a) If Yes, list the date(s) on which the fund made those distributions: April 19, 2007

          (b)  Were the distributions made on the basis of net assets?

               [X]  Yes   [ ]  No

          (c)  Were the distributions made pro rata based on share ownership?

               [X]  Yes   [ ]  No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: __________


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          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ]  Yes   [ ]  No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

               Not applicable.

     17.  Closed-end funds only:

          Has the fund issued senior securities?

          [ ]  Yes   [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

          Not Applicable.

     18.  Has the fund distributed ALL of its assets to the fund's shareholders?

               [X]  Yes   [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

               [ ]  Yes   [X]  No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

               [ ]  Yes   [X]  No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?


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          (c)  Will the remaining assets be invested in securities?

               [ ]  Yes   [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

               [ ]  Yes   [X]  No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.  (a) List the expenses incurred in connection with the Merger or
          Liquidation:

                                                Paid by   Paid by   Total per
                                                  Fund    Advisor    Category
                                                -------   -------   ---------
(i)   Legal expenses:                               0      30,600     30,600
(ii)  Accounting expenses:                          0       7,500      7,500
(iii) Other expenses (filing fees and related
      expenses):                                    0     282,400    282,400
                                                  ---     -------    -------
(iv)  Total expenses (sum of lines (i)-(iii)
         above):                                    0     320,500    320,500
                                                  ===     =======    =======

          (b)  How were those expenses allocated?

               Expenses associated with the merger transactions were allocated to the Advisor as approved by the fund's Board of Trustees (the "Board"). This approval was also set forth in the respective Agreements and Plans of Reorganization, which were approved by the funds' shareholders.

          (c)  Who paid those expenses?

               See Item 22(a) above.

          (d)  How did the fund pay for unamortized expenses (if any)?

               All AIM Opportunities I Fund, AIM Opportunities II Fund and AIM Opportunities III Fund expenses were fully amortized prior to the closing date of the reorganizations.


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     23.  Has the fund previously filed an application for an order of the
          Commission regarding the Merger or Liquidation?

               [X]  Yes   [ ]  No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

          File date:  August 8, 2008
          File number:  811-08697

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

               [X]  Yes   [ ]  No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

          AIM Special Opportunities Funds has been named as a nominal defendant in the following action based on allegations of improper market timing and related activity in the AIM funds:

          IN RE MUTUAL FUNDS INVESTMENT LITIGATION, MDL 1586, IN RE AIM, ARTISAN, INVESCO, STRONG AND T ROWE PRICE; INVESCO FUNDS SUB-TRACK, KARLIN v. AMVESCAP PLC, ET AL., which has been filed in the United States District Court for the District of Maryland, Case No. 04-MD-15864-FPS; No. 04-819. This action is a consolidated amended fund derivative action, which amended and consolidated, pursuant to court order, separate derivative actions. AIM Special Opportunities Funds has been named as a nominal defendant in this action. On March 1, 2006, the Court entered an Order on Defendants' Motions to Dismiss in this lawsuit. The Court dismissed all derivative causes of action in this lawsuit but two: (i) the excessive fee claim under Section 36(b) of the Investment Company Act of 1940 (the "1940 Act"); and (ii) the "control person liability" claim under Section 48 of the 1940 Act. On June 14, 2006, the Court entered an Order dismissing the Section 48 claim. Based on the Court's March 1, 2006 and June 14, 2006 Orders, all claims asserted against AIM Special Opportunities Funds in this lawsuit have been dismissed, although AIM Special Opportunities Funds remains a nominal defendant in this lawsuit. As a result of the MDL Court's rulings on Defendants' Motions to Dismiss, this derivative lawsuit involves a single claim under Section 36(b) of the 1940 Act. This sole remaining claim is against the following defendants: AIM, ADI, AISI, INVESCO Asset Management, Ltd., Fund Management Company, INVESCO Distributors, Inc., IFG, INVESCO Global Asset Management (N.A.), and INVESCO Institutional (N.A.), Inc. All other claims and defendants have been dismissed.

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

               [ ]  Yes   [X]  No

          If Yes, describe the nature and extent of those activities: __________


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VI.  MERGERS ONLY

     26. (a) State the name of the fund surviving the Merger: (i) AIM Funds Group (AIM Opportunities I Fund was reorganized into AIM Small Cap Equity Fund, a series portfolio of AIM Funds Group); (ii) AIM Funds Group (AIM Opportunities II Fund was reorganized into AIM Select Equity Fund, a series portfolio of AIM Funds Group) and
               (iii) AIM Funds Group (AIM Opportunities III Fund was reorganized into AIM Select Equity Fund, a series portfolio of AIM Funds Group).

          (b) State the Investment Company Act file number of the fund surviving the Merger: (i) 811-01540 - AIM Funds Group.

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               The Agreement and Plan of Reorganization dated November 8, 2006, between AIM Special Opportunities Funds on behalf of AIM Opportunities I Fund and AIM Funds Group on behalf of AIM Small Cap Equity Fund, and A I M Advisors, Inc. was previously filed with the Commission as part of AIM Funds Group's combined Proxy Statement/Prospectus filed on form type N-14 on January 25, 2007 file number 333-138775).

               The Agreement and Plan of Reorganization, dated November 8, 2006, between AIM Special Opportunities Funds on behalf of AIM Opportunities II Fund and AIM Funds Group on behalf of AIM Select Equity Fund was previously filed with the Commission as part of AIM Funds Group's combined Proxy Statement/Prospectus filed on form type N-14 on January 25, 2007 (file number 333-138775).

               The Agreement and Plan of Reorganization, dated November 8, 2006, between AIM Special Opportunities Funds on behalf of AIM Opportunities III Fund and AIM Funds Group on behalf of AIM Select Equity Fund was previously filed with the Commission as part of AIM Funds Group's combined Proxy Statement/Prospectus filed on form type N-14 on January 25, 2007 (file number 333-138775).

          (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

          The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AIM Special Opportunities Funds (ii) she is the Vice President of AIM Special Opportunities Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                        /s/ John M. Zerr
                                        ----------------------------------------
                                        John M. Zerr,
                                        Senior Vice President, Chief Legal
                                        Officer and Secretary
                                        AIM Special Opportunities Funds


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